CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2008	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Natuzzi: a Stronger Management Team to Implement 2009-2011 Business Plan

Mariano Domingo Appointed CFO

Umberto Bedini Appointed SVP, Operations

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 3, 2008--Natuzzi SpA (NYSE: NTZ) today announced the appointment of two new top managers to support the implementation of the Company’s recently announced 2009-2011 Business Plan.

As of November 10, Mariano Domingo will join the Group as Chief Financial Officer & IT/Lean.

Umberto Bedini will join the Company in early 2009 as Senior Vice-President, Operations. Mr. Bedini, in his capacity as management consultant, participated in the development of the Company’s 2009-2011 Business Plan.

The arrival of Messrs. Domingo and Bedini will considerably strengthen Natuzzi’s management team as it embarks on the implementation of its new Business Plan aimed at re-launching the brand. The Plan, announced on July 2 by Natuzzi CEO Aldo Uva, has subsequently been developed through the launch of a new corporate structure, announced on July 23, and the approval of the new 2009-2011 business plan on October 22.

Both managers bring to Natuzzi the benefits of successful international careers, notably in international corporate turnarounds.

Mr. Uva stated: “I am delighted that Mariano and Umberto, two managers with remarkable track records in international markets, have accepted to join the Group. With their appointments, Natuzzi will reach another stage in the development of a corporate organization totally focused on the successful implementation of our 2009-2011 Business Plan: their contribution will be decisive in achieving the objectives we have set for ourselves.”

In an 18-year career with Sara Lee Corporation (NYSE: SLE), a US-based Fortune 500 company with operations around the globe, Mr. Domingo occupied positions of increasing responsibility. Lately, he was Vice-President & Country CFO Iberia, and general manager financial shared services. In addition, he acted as European project leader for the implementation of the SAP platform across all Sara Lee subsidiaries.

Mr. Domingo replaces Salvatore Gaipa who resigned on September 30, 2008. The Company expresses its gratitude to Mr. Gaipa for the work and effort done.

Mr. Bedini will officially join the Natuzzi Group from January 2, 2009 in his capacity as Senior Vice-President, Operations. After contributing to the development of Natuzzi’s Business Plan, he has accepted to join the Natuzzi Group to participate actively in the Plan’s implementation. Mr. Bedini previously occupied key functions within a number of large international groups, including Gruppo Farmaceutico Angelini, Rockwell Rimoldi, Merloni Elettrodomestici (nowadays Indesit) and Candy Group. Since 2004, Mr. Bedini has been partner and CEO of ECA Consulting, one of Italy’s most valued management consultancies in the field of operations.

Natuzzi will announce further appointments aimed at strengthening its management team and ensuring the successful implementation of its Business Plan.

__________________________________________________________________

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture. Italy’s largest furniture manufacturer, Natuzzi is a global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 117 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 192 licensed Divani & Divani by Natuzzi and Natuzzi Stores. Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A.

Via Iazzitiello 47,

70029 Santeramo (BA) – Italy

Tel.:+39 080 8820.111

Fax: +39 080 8820.241

www.natuzzi.com

CONTACT:
Investor Relations Dept.
Tel.: +39 080 8820.812
investor_relations@natuzzi.com
or
Corporate Press Office
Tel.: +39 080 8820.124
relazioni.esterne@natuzzi.com

CONFORMED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	November 3, 2008

By: /s/ ALDO UVA
Aldo Uva